UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-122935-04

Reef Global Energy IX, L.P.

(Exact name of registrant as specified in its charter)

1901 N. Central Expressway Suite 300; Richardson, Texas 75080   (972) 437-6792

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of General Partnership Interest
Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 233 holders of general partnership units; 66 holders of limited partnership units

Pursuant to the requirements of the Securities Exchange Act of 1934 Reef Global Energy IX, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Reef Global Energy IX, L.P.
By: Reef Oil & Gas Partners, L.P.,
Managing General Partner

		By:	Reef Oil & Gas Partners, GP, LLC

Date:	May 13, 2008	By:	/s/ Michael J. Mauceli
Michael J. Mauceli, Manager

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.